Exhibit 99.1

Naked Brand Group Announces Transformative Business Restructuring Plan Focused Exclusively on Accelerating Existing E-Commerce Platform

- Building a dominant e-commerce leader focused on the intimate apparel market, leveraging growth and synergies through M&A and investing in existing fast-growing e-commerce operations -

- Divesting unprofitable brick-and-mortar operations through the sale of Bendon subsidiary to deliver a strong balance sheet and access to capital markets to execute e-commerce growth strategy -

SYDNEY, AUSTRALIA – January 21, 2021 — Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, today announced that the Company plans to undertake a transformative restructuring in which it will shed its brick-and-mortar operations in order to focus exclusively on the planned rapid acceleration of its e-commerce business. Naked will seek to leverage its brand, platform and build out proprietary technology to meet the needs of consumers in today’s digital world.

“Consumer trends are rapidly evolving away from brick and mortar towards online shopping, with e-commerce expected to represent 22% of global retail sales by 2023 or $6.5 trillion, according to eMarketer,” said Justin Davis-Rice, Chairman of Naked. “We have experienced success with our e-commerce business and are prepared to rapidly expand our existing digital footprint as we pursue the development of a single, world-class technology platform serving the intimate apparel industry and seek to become the conduit for consolidation.”

In conjunction with the strategic restructuring, Naked has signed a non-binding and non-exclusive term sheet to divest itself of its Bendon subsidiary, allowing Naked to focus on its profitable e-commerce business. The divestment of the Bendon subsidiary would be accomplished through its sale to a group composed of existing management of Naked, including Mr. Davis-Rice.

Davis-Rice continued, “In the current environment, our capital-intensive brick-and-mortar legacy business has proven challenging to sustain. This divesture will allow us to remove all group debt and transition to a pure-play, technology-rich e-commerce platform focused on intimate apparel with our existing digital business, FOH Online. FOH Online currently generates annualized revenue of approximately $20 million in the USA.”

Under the proposed terms of the divestment, the management group would assume the existing liabilities of Bendon of approximately NZ$32.5 million, after repayment by Naked of Bendon’s senior secured credit facility, with a cash adjustment to the purchase price based on a target inventory amount. In addition, Naked would have the right to receive future payments based on Bendon’s net profits, and upon any subsequent sale of Bendon, during specified periods following the closing. Naked would provide subordinated debt financing to Bendon and Bendon would provide management services to Naked under a management services agreement. Naked intends to enter into a definitive agreement for the sale in February 2021, to seek shareholder approval for the transaction in March 2021 and to close in April 2021. However, there can be no assurance that a definitive agreement will be signed on the terms described above or at all, or if signed, that the conditions precedent will be satisfied or waived and the divestment completed.

In its pursuit to be a leading e-commerce platform in the intimate apparel market, Naked intends to make highly accretive acquisitions of existing e-commerce brands as well as develop and acquire technologies that create a better user experience for the consumer. The Company will focus on technology that it can integrate into its platform to improve the customer experience, such as body scanning and artificial intelligence to provide a best-in-class personalized shopping experience.

“Following the divestment of Bendon, we will be able provide growth capital to operations and recognize operational synergies across our acquired businesses through our technology. We will invest in next generation shopping tools that will enable our customers to discover and select the best apparel options. Taken together, we are excited to be embarking on this transformation of our business and believe our shareholders will better appreciate the long-term value and growth potential that it facilitates. I look forward to providing more updates as we move forward into 2021,” concluded Davis-Rice.

For additional information, please refer to the Report of Foreign Private Issuer on Form 6-K filed by Naked with the Securities Exchange Commission on January 21, 2021.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 8 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State and Fredericks of Hollywood. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘ positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the sale of Bendon, continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that a definitive agreement for the sale of Bendon is not signed or the sale does not close; the risk that our restructuring initiative and our focus on direct-to-consumer channels does not achieve the expected benefits; the impact of COVID-19; our ability to maintain sufficient inventory; the risk that we do not regain, or do not thereafter maintain, compliance with Nasdaq’s continued listing standards; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2020. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235